Exhibit 99.1

 Opening doors to the future™

Press Release

DENVER, CO – February 2, 2016

Contact: Shelby Noble
Phone: 720.922.6082

UDR ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2015 RESULTS

~ Provides 2016 Guidance and Updated 2-Year Strategic Outlook ~

UDR (the "Company") Fourth Quarter 2015 Highlights:
- Funds from Operations ("FFO") per share was $0.41, FFO as Adjusted per share was $0.42 (+9% year-over-year) and AFFO per share was $0.37 (+11%).
- Year-over-year same-store revenue and net operating income ("NOI") growth for the quarter were 6.2 percent and 6.6 percent, respectively.
- Acquired $901 million of apartment communities located in Washington, D.C. in conjunction with the Home Properties privatization.
- Amended unsecured revolving credit facility and amended and consolidated term loans outstanding.
- Sold nine wholly-owned communities for $299 million at a weighted average 5.8 percent cash flow cap rate.

Full-Year 2015 Highlights:
- FFO, FFO as Adjusted and AFFO per share were $1.66 (+6% year-over-year), $1.67 (+10%) and $1.51 (+11%), respectively.
- Same-store revenue and NOI growth were 5.6 percent and 6.7 percent, respectively.
- Entered into $559 million West Coast Development JV, consisting of 5 development communities in varied stages of construction.
- Completed one development community containing 369 homes for an estimated cost of $218 million in Boston, MA.
- Completed one development community in conjunction with a participating loan investment containing 218 homes for an estimated cost of $93 million in Denver, CO.
- Commenced construction of a community located in Mountain View, CA and a community located in Huntington Beach, CA containing a combined 671 homes for an estimated aggregate pro-rata cost of $392 million.
- Issued ~$211 million of common equity, net of fees, at or above Street consensus NAV.
- Received a senior unsecured credit upgrade from S&P Rating Services to BBB+.
- Sold twelve wholly-owned communities for $409 million at a weighted average 5.8 percent cash flow cap rate.
- Sold our 20 percent interest in Texas JV, consisting of 3,359 homes in January 2015 for a total price of $400 million, of which UDR's share of the proceeds was $44 million.
- Increased the Company's declared dividend per share to $1.11 (+7% year-over-year).

Summary of Earnings Metrics

	Q4 2015	Q4 2014	FY 2015	FY 2014
FFO per common share and unit, diluted	**$0.41**	**$0.40**	**$1.66**	**$1.56**
Acquisition-related costs/(fees), including JVs	0.005	0.001	0.013	0.002
Cost/(benefit) associated with debt extinguishment and other	-	-	-	0.001
Texas JV promote and disposition fee income	(0.001)	-	(0.036)	-
Long-term incentive plan transition costs	0.003	-	0.013	-
(Gain)/loss on sale of land	-	0.008	-	0.004
Net gain on prepayment of note receivable	-	-	-	(0.032)
Legal claims, net of tax	0.002	-	0.003	-
Tax benefit associated with the conversion of certain TRS entities into REITs	-	(0.022)	-	(0.022)
Casualty-related (recoveries)/charges, including JVs, net	0.007	0.000	0.017	0.002
FFO as Adjusted per common share and unit, diluted	**$0.42**	**$0.39**	**$1.67**	**$1.52**
Recurring capital expenditures	(0.050)	(0.052)	(0.164)	(0.165)
AFFO per common share and unit, diluted	**$0.37**	**$0.34**	**$1.51**	**$1.35**

A reconciliation of FFO, FFO as Adjusted and AFFO to GAAP Net Income attributable to UDR, Inc. can be found on Attachment 2 of the Company's fourth quarter supplemental package.

Operations

Same-store NOI increased 6.6 percent year-over-year in the fourth quarter of 2015 driven by same-store revenue growth of 6.2 percent against a 5.2 percent increase in same-store expenses. Same-store physical occupancy was 96.5 percent as compared to 96.8 percent. The annualized rate of turnover increased 40 basis points year-over-year to 44.4 percent in the quarter.

Summary of Same-Store Results Fourth Quarter 2015 versus Fourth Quarter 2014

Region	Revenue Growth/ (Decline)	Expense Growth	NOI Growth/ (Decline)	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	9.2%	6.9%	10.0%	44.1%	96.2%	12,229
Mid-Atlantic	1.5%	5.8%	(0.3)%	21.8%	96.3%	8,304
Southeast	6.4%	2.5%	8.4%	14.0%	97.1%	7,683
Northeast	5.4%	6.4%	5.1%	12.9%	97.3%	2,384
Southwest	5.3%	1.3%	7.8%	7.2%	96.7%	3,998
Total	**6.2%**	**5.2%**	**6.6%**	**100.0%**	**96.5%**	**34,598**

(1) Based on Q4 2015 NOI.
(2) Average same-store occupancy for the quarter.
(3) During the fourth quarter, 34,598 apartment homes, or approximately 85% of 40,728 total consolidated apartment homes (versus 50,646 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequentially, the Company's same-store NOI increased by 1.9 percent on revenue growth of 0.6 percent and a 2.6 percent decrease in expenses during the fourth quarter of 2015.

For the twelve months ended December 31, 2015, the Company's same-store revenue increased 5.6 percent as compared to the prior year period in 2014. Same-store expenses increased 3.0 percent year-over-year resulting in a same-store NOI increase of 6.7 percent as compared to the prior year period in 2014. Year-over-year same-store physical occupancy remained stable at 96.7 percent and annual turnover increased 20 basis points to 51.9% compared to 2014.

Summary of Same-Store Results Full-Year 2015 versus Full-Year 2014

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	8.1%	0.7%	10.9%	40.7%	96.5%	10,950
Mid-Atlantic	1.7%	4.1%	0.7%	23.0%	96.6%	8,048
Southeast	6.0%	3.3%	7.3%	14.9%	97.1%	7,683
Northeast	5.6%	6.6%	5.3%	13.8%	97.3%	2,384
Southwest	5.2%	3.9%	6.1%	7.6%	97.0%	3,998
Total	**5.6%**	**3.0%**	**6.7%**	**100.0%**	**96.7%**	**33,063**

(1) Based on YTD 2015 NOI.
(2) Average same-store occupancy for YTD 2015.
(3) During the twelve months ended December 31, 2015, 33,063 apartment homes, or approximately 81% of 40,728 total consolidated apartment homes, were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Development Activity

At the end of the fourth quarter, the Company had an under-construction development pipeline for which its pro rata share totaled $670 million with 55 percent of the equity commitment funded. Of the $670 million in development projects left to complete, $162 million is expected to be completed in 2016, $166 million in 2017 and the balance in 2018. The development pipeline is currently expected to produce a weighted average spread between estimated stabilized yields and current market cap rates at or above the upper end of the Company's 150 to 200 basis point targeted range.

In addition, the Company had preferred equity and participating loan investments for which its pro rata share totaled $364 million with 99 percent of the equity commitment funded. The $364 million consisted of a $93 million completed, non-stabilized project and $271 million of under construction projects. Of the $271 million in development projects left to complete, $215 million is expected to be completed in 2016 and the balance in 2017.

Transactional Activity

During the quarter, the Company disposed of nine wholly-owned communities containing 1,923 homes in Norfolk, VA, Huntington Beach, CA, Tampa, FL and Baltimore, MD for $299 million in total proceeds. Combined, the nine sales were transacted at a weighted average 5.8 percent cash flow cap rate, had a weighted average monthly rent per occupied home of $1,348 and were 38 years old on average.

Capital Markets

During the fourth quarter, the Company issued $565 million common UDR DownREIT units at $35 per unit in conjunction with the Washington, D.C. acquisition.

Additionally, the Company amended its unsecured revolving credit facility. The amendment increases the facility size from $900 million to $1.1 billion and extends the maturity date from December 2017 to January 2021, inclusive of a 1 year extension exercisable at the option of the borrower. Based on the Company's current credit rating, the credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points, a reduction of 10 basis points from its previous agreement and the facility fee remains at 15 basis points.

In addition, the Company amended and consolidated its $350 million of term loans outstanding under the same facility. The loans were repriced to LIBOR plus 95 basis points from LIBOR plus 115 basis points and the maturity date was extended to January 2021.

Balance Sheet

At December 31, 2015, the Company had $987 million in availability through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness at December 31, 2015 was $3.6 billion. The Company ended the quarter with fixed-rate debt representing 83% of its total debt, a total weighted effective interest rate of 3.7% and a weighted average maturity of 5.0 years. The Company's leverage was 34.6% versus 38.6% a year ago, net debt-to-EBITDA was 5.7x versus 6.5x a year ago and fixed charge coverage was 4.1x versus 3.6x a year ago.

Other

In conjunction with this release, the Company published its updated 2-Year Strategic Outlook which outlines its 2016 and 2017 plan and expectations. The 2-Year Strategic Outlook document is available in the Investor Relations section of the Company's website at ir.udr.com.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the fourth quarter of 2015 in the amount of $0.2775 per share. The dividend was paid in cash on February 1, 2016 to UDR common stock shareholders of record as of January 11, 2016. The fourth quarter 2015 dividend represented the 173rd consecutive quarterly dividend paid by the Company on its common stock.

In conjunction with this release, the Company has declared a 2016 annualized dividend per share of $1.18, a 6% increase over 2015.

<u>Outlook</u>

For the first quarter of 2016, the Company has established the following guidance ranges:

FFO per share	$0.42 to $0.44
FFO as Adjusted per share	$0.42 to $0.44
AFFO per share	$0.40 to $0.42

For the full-year 2016, the Company has established the following guidance ranges:

FFO per share	$1.75 to $1.81
FFO as Adjusted per share	$1.75 to $1.81
AFFO per share	$1.59 to $1.65

For the full-year 2016, the Company's primary same-store growth assumptions are:

Revenue	5.50% to 6.00%
Expense	3.00% to 3.50%
Net operating income	6.50% to 7.00%
Physical occupancy	96.6%

Additional assumptions for the Company's first quarter and full-year 2016 guidance can be found on Attachment 15 of the Company's fourth quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 3:00 p.m. Eastern Time on February 3, 2016 to discuss fourth quarter and full-year results as well as its updated 2-Year Strategic Outlook for the 2016 to 2017 timeframe. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 844-855-7559 for domestic and 704-859-4562 for international and provide the following conference ID number: 14882417.

A replay of the conference call will be available through March 5, 2016, by dialing 800-585-8367 for domestic and 404-537-3406 for international and entering the confirmation number, 14882417, when prompted for the pass code.

A replay of the call will be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the fourth quarter 2015 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-922-6082.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

This press release and these forward-looking statements include UDR's analysis and conclusions and reflect UDR's judgment as of the date of these materials. UDR assumes no obligation to revise or update to reflect future events or circumstances.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 400 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of December 31, 2015, UDR owned or had an ownership position in 50,646 apartment homes including 3,222 homes under development. For over 43 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at ir.udr.com.